SECURITIES AND EXCHANGE COMMISSION
 Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of November, 2005

Commission File Number 1-15194

COMPANHIA DE BEBIDAS DAS AMÉRICAS-AMBEV
(Exact name of registrant as specified in its charter)

American Beverage Company-AMBEV
(Translation of Registrant’s name into English)

Rua Dr. Renato Paes de Barros, 1017 - 4th Floor 04530-000 São Paulo, SP Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F	☒	Form 40-F	☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	☐	No	☒

COMPANHIA DE BEBIDAS DAS AMÉRICAS – AMBEV
Corporate Taxpayer’s ID (CNPJ) No. 02.808.708/0001-07
Corporate Registry ID (NIRE) No. 35.300.157.770

Minutes of the Board of Directors’ Meeting of Companhia de Bebidas das Américas – AmBev (“Company”), held on October 20, 2005, drawn up as summary.

1.	Date, Time and Venue: On October 20, 2005, at 9 a.m., in the city of Torotono, Canada, at 207 Queens Quay West.

2.

Attendance: Messrs. Victório Carlos De Marchi and John Franklin Brock III, Co-Chairmen, and Messrs. Marcel Herrmann Telles, Carlos Alberto da Veiga Sicupira, Vicente Falconi Campos, Luis Felipe Pedreira Dutra Leite, Jorge Paulo Lemann, Roberto Moses Thompson Motta and Johan M. J. J. Van Biesbroeck.

3.	Presiding Board: Chairman: Victório Carlos De Marchi; Secretary: Rodrigo Ferraz Pimenta da Cunha.

4.

Resolutions: The following was resolved by unanimous vote and without any proviso by the attending Board members: 4.1. Ratify the acceptance of the resignation presented by Mr. Brent David Willis to his position as member of the Board of Directors of the Company, thanking him for the services rendered by him to the Company. In the occasion, the Directors elected, pursuant to the Company’s bylaws, Mr. Johan M. J. J. Van Biesbroeck, Belgian, business executive, married, bearer of the Belgian Passaport No. EF105688, with offices at Brouwerijplein 1 – 3000, Leuven, Belgium, to occupy the vacant position at the Board of Directors. The term of office of the Board of Directors hereby elected shall extend up until the Annual General Meeting of the Company that shall resolve on the financial statements of the fiscal year ending on December 31, 2007. 4.2. Amend the address of the Company’s branch located in Campina Grande, PB, at Rua Sebastião Donato (C. Emp. Manai Center), S/N, sala 104, Centro, CEP 58.120-279, to Avenida Assis Chateubriand, 1312, Bairro Liberdade, Campina Grande, PB, CEP 58.105-420. 4.3. Amend the address of the Company’s branch located in Ribeirão Preto, SP, at Rua Doutor Hugo Fortes, 1676, Lagoinha, CEP 14095-260, CNPJ nº 02.808.708/0019-28, NIRE 35902959459, to Rodovia Anhanguera, SP 330, km 305 +152m, Recreio Anhanguera, Ribeirão Preto, SP, CEP 14.097-140.

5.

Closure: With no further matters to be discussed, the present Minutes were drawn up and, after being read and approved by all the members of the Company’s Board of Directors, were duly executed. Signatures – Messrs. Victório Carlos De Marchi, and John Franklin Brock III, Co-Chairmen, and Messrs. Marcel Herrmann Telles, Carlos Alberto da Veiga Sicupira, Vicente Falconi Campos, Luis Felipe Pedreira Dutra Leite, Jorge Paulo Lemann, Roberto Moses Thompson Motta e Johan M. J. J. Van Biesbroeck. Secretary: Rodrigo Ferraz Pimenta da Cunha.

Toronto, October 20, 2005.

/s/ Rodrigo Ferraz Pimenta da Cunha

Rodrigo Ferraz Pimenta da Cunha Secretary

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: November 16, 2005

COMPANHIA DE BEBIDAS DAS AMÉRICAS-AMBEV

By:	/s/ João Mauricio Giffoni de Castro Neves

João Mauricio Giffoni de Castro Neves
Chief Financial Officer and Investor Relations